Middlefield Banc Corp. 15985 East High Street Middlefield, Ohio 44062-0035 September 20, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention: Mr. David Gessert

Re:	Middlefield Banc Corp.

Registration Statement on Form S-4

Filed August 9, 2022, as Amended on September 20, 2022

File No. 333-266694

Request for Acceleration

Dear Mr. Gessert:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Middlefield Banc Corp. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-266694) filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2022, as amended on September 20, 2022 (the “Registration Statement”), be accelerated to 4:30 p.m., Eastern Time on September 22, 2022, or as soon as possible thereafter.

The Company acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding the public offering of the securities specified in Registration Statement No. 333-266694. In addition, the Company acknowledges that:

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should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement,

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Francis X. Grady of Grady & Associates, at (440) 356-7255 or fgrady@gradyassociates,.com with any questions you may have concerning this request. In addition, please notify Mr. Grady when this request for acceleration has been granted.

Very truly yours,

Middlefield Banc Corp.

By:	/s/ James R. Heslop, II
Name: James R. Heslop, II
Title: President and Chief Executive Officer

cc:	Francis X. Grady, Esq., Grady & Associates